UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Notice of the Annual General Meeting of Shareholders of Micware Co., Ltd. by Written Resolution

On or about May 18, 2026, in accordance with the rules and regulations of the Japanese Companies Act, Micware Co., Ltd. (the “Company”) caused a notice and accompanying information, including voting instructions, to be sent to all holders of its ordinary shares (“Ordinary Shares”) as of the record date of February 28, 2026 with respect to its annual general meeting of shareholders by written resolution for the following purpose, as more fully described in the notice:

Matter to be Reported:

Business Report for the 23rd Fiscal Year (March 1, 2025, to February 28, 2026)

Matters to be Resolved:

Item 1: Approval of the Financial Statements for the 23rd Fiscal Year (March 1, 2025, to February 28, 2026)

Item 2: Election of One Director

Holders of Ordinary Shares who wish to vote are required to submit a consent form provided by the Company by May 29, 2026, Japan Standard Time.

A complete copy of the English translation of the notice is attached as Exhibit 99.1.

The notice furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of the Annual General Meeting of Shareholders by Written Resolution (English Translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: May 18, 2026

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